

Mail Stop 4546

January 9, 2017

Peter Wrighton-Smith, Ph.D.
Chief Executive Officer
Oxford Immunotec Global PLC
94C Innovation Drive
Milton Park, Abingdon
OX14 4RZ
United Kingdom

> **Re:** **Oxford Immunotec Global PLC**
> **Registration Statement on Form S-3**
> **Filed December 21, 2016**
> **File No. 333-215236**

Dear Dr. Wrighton-Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Exhibit 5.1

2. We note the qualification on page 3 that the counsel's opinion is "limited to the laws of England and Wales…." However, Exhibit 4.6, Section 10.10 provides that New York law will govern the debt securities being offered. Please file a revised opinion which includes the law of the jurisdiction governing the debt securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Keir D. Gumbs, Esq.
        Covington & Burling LLP